

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05047612

March 15, 2005

Thomas E. Frost
Executive Vice President and Secretary
The Mills Corporation
1300 Wilson Boulevard
Arlington, VA 22209

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/15/2005

Re: The Mills Corporation
Incoming letter dated February 7, 2005

Dear Mr. Frost:

This is in response to your letter dated February 7, 2005 concerning the shareholder proposal submitted to TMC by the Massachusetts State Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas J. Harrington
Fund Chairman
Carpenters Benefit Funds
350 Fordham Road
Wilmington, MA 01887



THE**MILLS**®

February 7, 2005


RECD S.E.C.
FEB - 8 2005
1086

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Mills Corporation
Shareholder Proposal Submitted by
Carpenters Benefit Funds
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

I am Executive Vice President and Secretary of The Mills Corporation ("TMC" or the "Company"), and I am submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by the Carpenters Benefit Funds (the "Proponent") by letter received by the Company on December 21, 2004. TMC requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Commission that no enforcement action will be recommended if TMC excludes the Proposal from its Proxy Materials under Rules 14a-8(b), 14a-8(f)(1) and Rule 14a-8(i)(8). Enclosed herewith are six (6) copies of the Proposal.

The Company would appreciate the Staff's response to its request prior to March 15, 2005. The Company currently expects to file definitive copies of its Proxy Materials with the Commission by April 29, 2005.

The Proposal

The Proposal requests that "the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders." A copy of the Proponent's letter and the Proposal is attached hereto as Exhibit A.

The Mills Corporation
1300 Wilson Boulevard / Arlington, Virginia 22209
Phone 703.526.5000 / **Fax** 703.526.5111 / www.themills.com

The Proposal may be excluded under Rules 14a-8(b) and 14a-8(f) because the Proponent failed to timely demonstrate it is a record holder of TMC's securities.

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by eligible shareholders. Under Rule 14a-8(b), a shareholder is deemed to be eligible if such shareholder provides evidence that it is a record or beneficial owner of at least 1% or $2,000 in market value of securities of the company entitled to be voted on the proposal at the meeting and have held such securities for at least one year and will continue to own such securities through the date on which the meeting is held. If the shareholder fails to provide the necessary evidence of ownership of securities in accordance with Rule 14a-8(b), the company may exclude the proposal pursuant to Rule 14a-8(f) if (1) within 14 calendar days of receiving the proposal, the company notifies the shareholder of the defect and the time frame for responding to remedy the defect (14 calendar days from receipt of such notification by the shareholder), and (2) the shareholder fails to correct the defect within the 14-day period.

The Proponent failed to include any evidence of beneficial ownership of the Company's securities with the Proposal. In fact, the Proponent's letter provides that the "record holder of the stock will provide the appropriate verification of the Fund's [sic] beneficial ownership by separate letter." The Company did not receive such verification. The Company notified Proponent of this procedural deficiency in writing within 14 calendar days after receiving the Proposal. According to the facsimile return receipt, the Proponent received the Company's deficiency letter on January 3, 2005. A copy of the notice is attached hereto as Exhibit B. On January 28, 2005, twenty-five days after receiving the Company's deficiency letter, the record holder for the Proponent verified the Proponent's beneficial ownership. A copy of this notice is attached hereto as Exhibit C. The Proponent, therefore, failed to respond to the Company's request within 14 calendar days following the Company's delivery of the deficiency letter. Accordingly, the Proponent has failed to prove beneficial ownership of the minimum amount of securities of the Company in a timely manner, as required by Rule 14a-8(b) and, as a result, the Company believes that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1). The Staff has consistently permitted exclusion of proposals by shareholders who fail to provide proof of ownership in a timely manner as required by Rule 14a-8(b). *See, e.g., AT&T Wireless Services, Inc. (February 6, 2004); Pfizer Inc. (January 16, 2004); Burlington Northern Santa Fe Corporation (January 9, 2004); and Morgan Stanley (December 24, 2002).*

The Proposal may be excluded because it relates to an election for membership on the Company's Board of Directors in violation of Rule 14-a8(i)(8).

Even if the Proponent had met the eligibility requirements, the Proposal is properly excludable under Rule 14-8(i)(8). Rule 14a-8(i)(8) allows a company to exclude a shareholder proposal if the proposal relates to an election for membership on the company's board of directors. The Commission has stated that the principal purpose of this rule "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules ... are applicable." *Release No. 34-12598 (July 7, 1976).* The Staff has consistently permitted exclusion of proposals seeking to foster contested elections based on this rationale.

The Proposal seeks to foster contested elections by requiring that each director receive votes from a majority of the shares entitled to vote to be elected. The Proposal transforms a failure to vote, an abstention or a vote withheld into a vote against a board nominee, therefore effectively "unelecting" incumbent directors. If a director failed to meet the majority vote standard, to complete the director election process the Board would be forced to either re-nominate the incumbent director or nominate a different director to serve on the board. Accordingly, instead of following the Company's established procedures for nominating candidates or conducting a Rule 14a-12(c) proxy contest, the Proponent seeks to create a new procedure that will result in contested elections. The Staff has consistently granted no-action letter requests for the exclusion of stockholder proposals that seek to mount election contests, or to establish procedures that would makes election contests more likely. *See, e.g., Citigroup, Inc. (April 14, 2003); Wilshire Oil Company (March 28, 2003); Storage Technology Corporation (March 22, 2002); General Motors Corporation (March 22, 2001).* Accordingly, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(8).

Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Proxy Materials under Rule 14a-8(b), Rule 14a-8(f)(1), and Rule 14a-8(i)(8).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to exclude the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (703) 526-5155. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We greatly appreciate your attention to this request.

Sincerely,



Thomas E. Frost
Executive Vice President and Secretary

cc: Thomas J. Harrington, Carpenters Benefit Funds
Alan L. Dye, Esq., Hogan & Hartson



Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

December 21, 2004

[SENT VIA FACSIMILE 703-526-5199]

Thomas E. Frost
Vice President and Corporate Secretary
The Mills Corporation
1300 Wilson Boulevard, Suite 400
Arlington, VA 22209

Dear Mr. Frost:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Mills Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's director election vote standard. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 700 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,



Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of The Mills Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.



THE MILLS®

January 3, 2004

VIA FACSMILE AND FEDERAL EXPRESS
Mr. Thomas Harrington
Carpenters Benefit Fund
350 Fordham Road
Wilmington, MA 01887

Dear Mr. Harrington,

Your letter and the attached shareholder proposal were received in our offices on December 21, 2004. We have not yet received proof of the Carpenters Benefit Funds' stock ownership, a procedural requirement under Rule 14a-8. Please provide such proof of ownership as is specified by Rule 14a-8(b) within 14 calendar days of receipt of this notice by providing either:

- A written statement from the "record" holder of the securities (usually a broker or bank) verifying that, on December 21, 2004, when you submitted the proposal, the Fund had continuously held the securities for at least one year; or

- A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that the Fund continuously held the required number of shares for the one-year period as of the date of the statement.

Kindly provide the information to me at the following address and fax number:

Thomas E. Frost
Executive Vice President, General Counsel
The Mills Corporation
1300 Wilson Boulevard, Suite 400
Arlington, VA 22209
FAX (703) 526-5199

As noted in SEC Staff Legal Bulletin No. 14B, a copy of Rule 14a-8 is enclosed for your reference.

Sincerely,



Thomas E. Frost
Executive Vice President, General Counsel

cc: Kenneth Parent
Gregory Neeb
Mary Ellen Seravelli
Lawrence Samuelson
Noam Saxonhouse
Alan Dye, Esq.

Securities Lawyer's Deskbook


UNIVERSITY OF
Cincinna
College of La

published by The University of Cincinnati College of Law

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

        B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

    1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year

more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the

proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

   Not to paragraph (i)(1)

   Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

   ---

   2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

   Not to paragraph (i)(2)

   Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

   ---

   3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

      i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

      ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQB7N
North Quincy, MA 02171

Telephone: (617) 985-7712
Facsimile: (617) 537 5410
kyakimowsky@statestreet.com

[SENT VIA FACSIMILE 703-526-5199]

January 28, 2005

Thomas E. Frost
Vice President and Corporate Secretary
The Mills Corporation
1300 Wilson Boulevard
Suite 400
Arlington, VA 22209

Re: Certification of shareholdings in Mills Corp (cusip #601148109)

Dear Mr. Frost:

State Street Bank is the record holder for **500 shares of Mills Corporation** ("Company") common stock held for the benefit of the Massachusetts State Carpenters Pension Fund ("Fund"). The Fund has been the beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 617-985-7712.

Sincerely,



Kevin Yakimowsky

cc. Thomas J. Harrington, Fund Chairman
Edward J. Durkin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 15, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Mills Corporation
Incoming letter dated February 7, 2005

The proposal relates to voting.

There appears to be some basis for your view that TMC may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of TMC's request, documentary support evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if TMC omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which TMC relies.

Sincerely,



Robyn Manos
Special Counsel